Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

OF

SERIES C CONVERTIBLE PREFERRED STOCK

OF

VIVOS THERAPEUTICS, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Vivos Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, does hereby certify that, pursuant to the authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, as amended, the Board of Directors of the Corporation has duly adopted the following resolution:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation of the Corporation, as amended, a series of preferred stock of the Corporation be, and it hereby is, created, and that the designation and number of shares thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof, are as follows:

Section 1. Designation and Amount.

The series of preferred stock shall be designated as “Series C Convertible Preferred Stock” (the “Preferred Stock”) and the number of shares so designated shall be 12,000 shares, which number may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, warrants or other rights.

Section 2. Stated Value.

Each share of Preferred Stock shall have a stated value of $1,000 per share (the “Stated Value”), such that the aggregate Stated Value of all shares of Preferred Stock issued pursuant to the Mutual Stock Purchase and Asset Exchange Agreement dated as of October 14, 2026 (the “Purchase Agreement”) equals Twelve Million Dollars ($12,000,000).

Section 3. Rank.

The Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank (a) pari passu with the Series A Convertible Preferred Stock of the Corporation and the Series B Non-Convertible Preferred Stock of the Corporation and (b) senior to the Common Stock of the Corporation and to any other class or series of capital stock of the Corporation the terms of which do not expressly provide that it ranks senior to or pari passu with the Preferred Stock.

Section 4. Dividends.

(a)	The Preferred Stock shall not be entitled to any mandatory or cumulative dividends.

(b)	The Preferred Stock shall participate with the Common Stock on an as-converted basis in any dividends declared or paid on the Common Stock. Any such participating dividend may be paid, at the election of the Corporation, in cash or in shares of Common Stock valued at the Conversion Price then in effect.

Section 5. Liquidation.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Preferred Stock shall rank pari passu with the Series A Convertible Preferred Stock and the Series B Non-Convertible Preferred Stock and senior to the Common Stock. The holders of Preferred Stock shall not be entitled to any further participation in the remaining assets of the Corporation beyond such ranking, except as provided in Section 4 with respect to participating dividends.

Section 6. Conversion.

(a)	Optional Conversion. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into that number of shares of Common Stock determined by dividing the Stated Value by the Conversion Price then in effect.

(b)	Conversion Price. The initial Conversion Price shall be $0.15 per share of Common Stock; provided that, if Nasdaq’s Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) on the date of signing of the Purchase Agreement is $0.15 or higher, the Conversion Price shall be $0.01 above such Minimum Price. The Conversion Price is fixed as of the date of signing of the Purchase Agreement and shall not be subject to any price reset or other adjustment except as provided in Section 6(c).

(c)	Adjustments. The Conversion Price and the number of shares of Common Stock issuable upon conversion shall be adjusted proportionally for any stock split, reverse stock split, stock combination, stock dividend or similar event so that the percentage of the outstanding Common Stock represented by the shares issuable upon conversion (subject to the Exchange Cap) is not increased as a result of such event.

(d)	Mechanics. Conversion shall be effected by surrender of the certificate or book-entry evidence representing the shares to be converted, together with a written notice of conversion, at the principal office of the Corporation or its transfer agent. The Corporation shall issue the Common Stock issuable upon conversion within the time periods customarily required under applicable law and the rules of Nasdaq.

Section 7. Exchange Cap.

Notwithstanding anything to the contrary herein, the aggregate number of shares of Common Stock issuable upon conversion of the Preferred Stock shall not exceed 19.99% of the number of shares of Common Stock outstanding immediately prior to the signing of the Purchase Agreement (the “Exchange Cap”), unless and until the stockholders of the Corporation have approved the issuance of Common Stock upon conversion of the Preferred Stock in excess of the Exchange Cap for purposes of Nasdaq Listing Rule 5635(a). The Exchange Cap shall not be waivable by the Corporation or any holder and shall not lift except upon such prior stockholder approval. Any shares of Common Stock issued upon conversion of the Preferred Stock under the Exchange Cap shall not be entitled to vote on any proposal to approve the issuance of shares in excess of the Exchange Cap.

Section 8. Beneficial Ownership Limitation.

Notwithstanding anything to the contrary herein, the Corporation shall not effect any conversion of Preferred Stock, and a holder shall not have the right to convert any portion of Preferred Stock, to the extent that, after giving effect to such conversion, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Preferred Stock (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation may be waived by a holder, upon not less than 61 days’ prior written notice to the Corporation, to up to 9.99%. The provisions of this Section 8 shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 8 to correct this Section 8 (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

Section 9. Voting Rights.

Except as otherwise required by law, the holders of Preferred Stock shall be entitled to vote on an as-converted basis with the holders of Common Stock on all matters submitted to a vote of the holders of Common Stock, subject to the lesser of the Beneficial Ownership Limitation (as adjusted if waived) and the Exchange Cap. The Preferred Stock shall not entitle the holders thereof to any right to elect directors or to any board observer rights.

Section 10. No Redemption or Cash Settlement.

The Preferred Stock shall not be redeemable at the option of the Corporation or any holder. There shall be no holder put right, no mandatory conversion into any cash-settleable instrument, and no cash-settlement feature of any kind with respect to the Preferred Stock or the shares of Common Stock issuable upon conversion thereof.

Section 11. Reservation of Shares.

The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock a sufficient number of shares to permit the conversion of all outstanding shares of Preferred Stock, subject to the Exchange Cap.

Section 12. Transferability.

The Preferred Stock and the shares of Common Stock issuable upon conversion thereof shall be subject to restrictions on transfer under the Securities Act of 1933, as amended, and applicable state securities laws.

Section 13. Miscellaneous.

The Corporation may issue shares of Preferred Stock in fractional amounts. Any notice required or permitted hereunder shall be given in writing in the manner provided in the Purchase Agreement.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed by its duly authorized officer this 15 day of October, 2026.

VIVOS THERAPEUTICS, INC.

By:	/s/ R. Kirk Huntsman
Name:	R. Kirk Huntsman
Title:	Chairman and Chief Executive Officer